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                             April 12, 2022

       William Scott Tudor
       Chief Executive Officer
       Water Technologies International, Inc.
       1432-B Skees Road
       West Palm Beach, FL 33411

                                                        Re: Water Technologies
International, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 30,
2022
                                                            File No. 024-11817

       Dear Mr. Tudor:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Our Business, page 18

   1. We note your response to prior comment 1. You state on page 18 that under your Mutual
                                                        Teaming Agreement with
Terra Sustainable Technologies, Inc., you plan to work together to offer AWGs powered
by alternative energy. However, it appears that the Mutual
                                                        Teaming Agreement
terminated 6 months after the date the agreement was signed on June
                                                        6, 2021, according to
section 5 of the agreement. Please advise or revise your disclosure.
       Exhibits

   2. We note your response to prior comment 2. It appears you have four convertible promissory notes with
outstanding balances, but have filed as exhibits only two of those
 William Scott Tudor
Water Technologies International, Inc.
April 12, 2022
Page 2
      notes. Further, you disclose on page 24 that you entered into account future receipts financings with Liberty Funding Solutions and Pac Western Financial, LLC, but only filed the agreement made with Pac Western, LLC. The agreement with Celtic Bank Corporation, filed as Exhibit 6.5, appears to be a personal guaranty made by your CEO in
      favor of the bank. Please disclose this guaranty in your offering circular and file a copy of the related financing agreement with Celtic Bank. If Exhibit 6.1 relates to the agreement you describe on page 23 as the LOC Note I, revise your disclosure to state that this agreement was amended on June 4, 2021 (the "Fourth Addendum"). Please file these agreements and make the related disclosures or advise.
      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameWilliam Scott Tudor
                                                            Division of
Corporation Finance
Comapany NameWater Technologies International, Inc.
                                                            Office of
Technology
April 12, 2022 Page 2
cc:       Eric Newlan
FirstName LastName